Exhibit (e)(21)

AMENDMENT TO EQUITY AWARD AGREEMENTS

This Amendment to Equity Award Agreements (“Amendment”) is entered into by and between John Little (“Awardee”) and AVG Technologies N.V. (the “Company”), effective as of June 24, 2016 (the “Effective Date”).

W I T N E S S E T H:

WHEREAS, on May 7, 2013, the Company’s supervisory board (the “Supervisory Board”) approved and adopted the RSU Appendix to the Amended and Restated 2013 Option Plan (the “RSU Plan”), which allows the Company to grant of restricted share units (“RSUs”);

WHEREAS, pursuant to the RSU Plan, the Supervisory Board previously granted Awardee 50,000 RSUs pursuant to an Agreement for Restricted Share Units dated May 14, 2014 (the “Equity Agreement”);

WHEREAS, the Supervisory Board has determined that certain vesting acceleration provisions in the Equity Agreement do not reflect the original intent of the Supervisory Board and, therefore, desires to amend the Equity Agreements to conform to the original intent of the Supervisory Board; and

WHEREAS, the Supervisory Board has approved of this Amendment.

NOW, THEREFORE, as of the Effective Date, the Equity Award is hereby amended as follows:

1. Section 4.2 of each of Equity Award is hereby amended and restated in its entirety to read as follows:

“4.2 Upon the occurrence of a Liquidity Event, the Restricted Share Units may vest and/or terminate as determined by the Supervisory Board in its sole discretion as set forth in Article 8 of the RSU Plan. Notwithstanding the foregoing, if a Liquidity Event Adverse Employment Change occurs at least six months after the employment start date, then (x) 50% of any unvested RSUs (under this Agreement) will vest immediately upon the date of the Liquidity Event Adverse Employment Change, provided Participant is employed by the Company or a Subsidiary on such date and(y)if Participant is employed by the Company or a Subsidiary twelve months following the date of the related Liquidity Event, all remaining unvested RSUs (under this Agreement) will vest immediately on such twelve month anniversary of such Liquidity Event. Further, if, at least six months after the Start Date, the Participant incurs a Termination Without Cause or resigns pursuant to an Liquidity Event Adverse Employment Change in connection with or during the twelve-month period following the Liquidity Event, then all unvested RSUs (under this Agreement) will vest immediately.

If, in connection with a Liquidity Event, the Supervisory Board terminates all outstanding and unvested RSUs as set forth in Article 8 of the RSU Plan, then if any of the acceleration provisions in the prior paragraph are triggered, the Participant shall instead receive a cash payment equal to (x) the number of RSUs that would have vested if not forfeited multiplied by (y) the amount paid with respect to a Share in connection with the Liquidity Event.

Liquidity Event Adverse Employment Change for purposes of this Agreement shall mean that a Liquidity Event results in (i) the elimination of the Executive Advisor position, (ii) there being no position equivalent to the Executive Advisor position, or (iii) the Participant’s demotion from, or material reduction in the Participant’s duties, responsibilities or authority in, the position of Executive Advisor position.

2. Limited Effect. Except as provided herein, the provisions of the Equity Agreements shall remain in full force and effect following this Amendment and this Amendment shall not constitute a modification or waiver of any provision of the Equity Agreements except as provided herein.

3. Miscellaneous.

3.1 Construction. This Amendment is the result of negotiations among, and has been reviewed by the Company, the Awardee and their respective counsel. Accordingly, this Amendment shall be deemed to be the product of all parties hereto, and no ambiguity shall be construed in favor of or against any party.

3.2 Entire Agreement. This Amendment, together with the Equity Agreements to the extent not amended herein, constitutes and contains the entire agreement among the Company and the Awardee and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

3.3 Governing Law. This Amendment and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

3.4 Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, by its duly authorized officer, and the Awardee have executed this Amendment effective as of the day and year set forth above.

AVG TECHNOLOGIES N.V.

/s/ Steven Scheers

By:	Steven Scheers

Title:	Secretary of the Remuneration Committee

JOHN LITTLE

/s/ John Little
John Little

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